UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72913 / August 26, 2014

Admin. Proc. File No. 3-15914

In the Matter of

SYMBOLLON PHARMACEUTICALS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Symbollon Pharmaceuticals, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Symbollon Pharmaceuticals, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Symbollon Pharmaceuticals, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Symbollon Pharm., Inc.,* Initial Decision Rel. No. 636 (July 14, 2014), 109 SEC Docket 07, 2014 SEC LEXIS 2502 The stock symbol and Central Index Key number for Symbollon Pharmaceuticals, Inc., are SYMBA and 912086.

INITIAL DECISION RELEASE NO. 636
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15914

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of SYMBOLLON PHARMACEUTICALS, INC.	INITIAL DECISION ON DEFAULT July 14, 2014

APPEARANCES: Caitlyn M. Campbell, Martin F. Healy, and Michelle Perillo for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) against Symbollon Pharmaceuticals, Inc. (Symbollon), on June 6, 2014. The OIP alleges that Symbollon has securities registered with the Commission and has not filed required periodic reports. The OIP required that Symbollon answer the allegations within ten days of service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). Symbollon was served with the OIP when an attempt was made to deliver the OIP to Symbollon at the address on its most recent filing with the Commission and the OIP was delivered to Symbollon's through its registered agent on June 9, 2014. See 17 C.F.R. § 201.141(2)(ii). Symbollon has not filed an answer.

On June 26, 2014, I ordered a telephonic prehearing conference for July 9, 2014. The Order stated that I would default Symbollon if it did not file an answer, participate in the prehearing conference, or otherwise defend the proceeding. Symbollon Pharmaceuticals, Inc., Admin. Proc. Rulings Release No. 1560, 2014 SEC LEXIS 2236 (citing 17 C.F.R. § 201.155(a), .220(f), .221(f)).

Symbollon is in default because it did not file an Answer, participate in the July 9, 2014, prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP as to Symbollon to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

Symbollon, ticker symbol SYMBA, Central Index Key No. 912086, is an inactive Delaware corporation located in Medfield, Massachusetts, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Symbollon securities are traded on the over-the-counter markets. Symbollon purportedly was engaged in the development and commercialization of proprietary iodine-based agents and antimicrobials.

Symbollon has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-Q for the period ended March 31, 2011, on May 16, 2011, in which it reported that Symbollon suffered a net loss of $448,179 and $87,956 and negative cash flows from operations of $228,596 and $44,898 for the year ended December 31, 2010, and the three months ending on March 31, 2011, respectively. Symbollon also disclosed that, as of March 31, 2011, it had an accumulated deficit of $22,619,618 and negative working capital of $468,999. Further, it reported that it did not have adequate cash resources to continue its base operations.

Symbollon is delinquent in its periodic filings with the Commission, having repeatedly failed to meet its obligations to file timely periodic reports. Indeed, Symbollon has failed to file its last twelve required reports: three annual reports on Form 10-K and nine quarterly reports on Form 10-Q.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Symbollon has failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recons. denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419.

Symbollon's failure to file timely annual and quarterly reports has resulted in violations of Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Symbollon's violations are recurrent in that it repeatedly failed to file periodic reports for nearly three years. See Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Symbollon is culpable because it knew, or should have known, of its obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Symbollon forfeited an opportunity to show it has made efforts to remedy past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Symbollon's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Symbollon Pharmaceuticals, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray
Chief Administrative Law Judge